                                        Exhibit 99.7
REGI U.S., INC.
REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone:  604-278-5996     Fax:  604-278-3409
Toll Free: 800-665-4616
www.regtech.com

NEWS RELEASE

REGI U.S., Inc. (“REGI” or “RGUS”)
Reg Technologies Inc. (“Reg” or “RRE.V” or “REGRF”)

REGI U.S., INC. HIRES THERMODYNAMICS ENGINEER TO LEAD RADMAX® FUEL DESIGN & IMPLEMENTATION

For Immediate Release: January 15, 2009.  Vancouver, BC – REGI U.S., Inc. (OTC BB: RGUS, Frankfurt Stock Exchange: RGJ) is pleased to announce the appointment of Dr. Allen MacKnight as Thermodynamics Engineer for REGI U.S., Inc.

Dr. MacKnight of Signal Hill, California, has extensive experience as an expert mechanical, thermodynamics, controls, and systems engineer in the design and manufacturing of environmental control equipment and gas turbine engines.  Dr. MacKnight has recently retired from Honeywell, Inc. as a corporate fellow, providing evaluation expertise for Honeywell Aerospace. During his 32-year career with Honeywell, he has served in many progressive positions of engineering, technology development, and management.

Dr. MacKnight will focus on the thermodynamics aspects of the RadMax® diesel engine, which is currently in the analysis and prototype stage.

Robert Grisar, Vice President of Engineering, states, "I am honored to add to our staff the outstanding talent and engine combustion experience of Allen MacKnight in this critical aspect of our RadMax® diesel engine development."

"The addition of Allen MacKnight brings a significant experience into the technology requirements and solution of fuel combustion, optimization, and heat management for the RadMax Diesel engine. As with other technology investments, REGI U.S., Inc. will retain ownership of the combustion technology", states John Robertson, President of REGI U.S., Inc.

ABOUT REGI U.S., INC. AND REG TECHNOLOGIES INC.

Reg Technologies Inc. and REGI U.S., Inc. are developing for commercialization an improved axial vane type rotary engine known as the Rand Cam™/RadMax® rotary technology used in the revolutionary design of lightweight and high efficiency engines, compressors and pumps. The RadMax® engine has only two unique moving parts, the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine.   This innovative design makes it possible to produce up to 24 continuous

power impulses per one rotation that is vibration-free and extremely quiet.   The RadMax® engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel.  REGI U.S., Inc. and its parent company, Reg Technologies Inc., are currently designing and testing prototype RadMax® diesel engines, compressors and pumps intended for aviation, automotive, industrial processes and military applications. For more information, please visit www.regtech.com .

ON BEHALF OF THE BOARD OF DIRECTORS

REGI U.S., Inc. “John Robertson” John Robertson President	Reg Technologies Inc. “John Robertson” John Robertson President

Contacts:	REGI U.S., Inc. and Reg Technologies Inc. John Robertson, 1-800-665-4616

READER ADVISORY

Statements in this press release regarding the business of Reg Technologies Inc. and REGI U.S, Inc. (together the “Companies’”) which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, certain of which are beyond the Companies' control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: the impact of competitive products and pricing, the Companies' dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Companies or develop or license other functionally equivalent technologies; financing requirements; changes in laws, rules and regulations applicable to the Companies and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions,  increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Companies’ actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in Reg Technologies’ financial statements, management discussion and analysis and material change reports filed with the Canadian Securities Administrators and available at www.sedar.com, and its Form 20-F filed with the United States Securities and Exchange Commission at www.sec.gov, and REGI’s Form 10-KSB annual report filed with the United States Securities and Exchange Commission at www.sec.gov.  Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Companies or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Companies do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.